Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2010
(Millions)
Earnings:
Income before income taxes	$765
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(48)

Income before income taxes and equity earnings	717

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	285
Rental expense representative of interest factor	5

Total fixed charges	290

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	58

Less:
Capitalized interest	(26)

Total earnings as adjusted	$1,039

Fixed charges	$290

Ratio of earnings to fixed charges (a)	3.58

(a)	As described in Note 1 of Notes to Consolidated Financial Statements, because the entities acquired in the Dropdown were affiliates of Williams at the time of the acquisition, this transaction is accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of the acquired entities are combined with ours at their historical amounts. As a result, income before income taxes shown above includes approximately $163 million of net income applicable to pre-partnership operations, which is fully allocated to our general partner.